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            As filed with the Securities and Exchange Commission on May 19, 1998
                                                     Commission File No. 0-13563




                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                               SCHEDULE 14D-9/A1



                      SOLICITATION/RECOMMENDATION STATEMENT

                                   Pursuant to

                               SECTION 14(d)(4) of

                       THE SECURITIES EXCHANGE ACT OF 1934



                      DAMSON/BIRTCHER REALTY INCOME FUND-II
                            (Name of Subject Company)


                      DAMSON/BIRTCHER REALTY INCOME FUND-II
                      (Name of Person(s) Filing Statement)

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)


                                      NONE
                      (CUSIP Number of Class of Securities)


                              David Wohlberg, Esq.
                      Troy & Gould Professional Corporation
                       1801 Century Park East, Suite 1600
                          Los Angeles, California 90067
                                 (310) 553-4441
           (Name, address and telephone number of person authorized to receive notice and communications on behalf of the
                           person(s) filing statement)


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                               INTRODUCTORY NOTE

     This Amendment No. 1 to Schedule 14D-9 Solicitation/Recommendation Statement (this "Amendment") relates to the limited partnership interests ("Interests") of Damson/Birtcher Realty Income Fund-II, a Delaware Limited Partnership (the "Partnership"). The Interest are the subject of a tender offer by Grape Investors, LLC, a Delaware Limited Liability Company ("Grape Investors"). The Partnership's Schedule 14D-9 Solicitation/Recommendation Statement is amended as set forth in this Amendment.


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ITEM 4. THE SOLICITATION OR RECOMMENDATION


     Item 4 is hereby amended as follows:



          (b) The Partnership's previous recommendation that limited partners reject Grape Investors' tender offer was based on the factors set forth in the Partnership's letter to limited partners dated May 6, 1998 attached as an exhibit to the Solicitation/Recommendation Statement. In a supplemental letter to limited partners dated May 19, 1998, a copy of which is attached as an exhibit hereto and incorporated herein by reference, the Partnership elaborates on its previous recommendation and provides some additional information regarding the recent proposal from an unaffiliated third party to purchase all of the Partnership's properties.


ITEM 9. MATERIAL TO BE FILED AS EXHIBITS


          (a) 99.2 Supplemental letter dated May 19, 1998 to the limited partners of the Partnership.


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        Signature, After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        DAMSON/BIRTCHER REALTY INCOME FUND II,
        a Delaware limited partnership

        By:    BIRTCHER/LIQUIDITY PROPERTIES
               General Partner
               Damson/Birtcher Realty Income Fund II

               By:    BIRTCHER INVESTORS,
                      a California general partnership

                      By:    BIRTCHER INVESTMENTS,
                             a California general partnership,
                             General Partner of Birtcher Partners

                             By:    BIRTCHER LIMITED,
                                    a California limited partnership,
                                    General Partner of Birtcher Investments

                                    By:     BREICORP,
                                            a California corporation,
                                            formerly known as Birtcher Real
                                            Estate Inc., General Partner of
                                            Birtcher Limited

                                            By:    /s/ Robert M. Anderson
                                                   -----------------------------
                                                   Robert M. Anderson
                                                   Executive Director
                                                   BREICORP


                                            Date:  May 19, 1998



               By:    LF Special Fund I, L.P.,
                      a California limited partnership

                      By:    Liquidity Fund Asset Management, Inc.,
                             a California corporation,
                             General Partner of LF Special Fund I, L.P.

                             By:    /s/ Brent R. Donaldson
                                    ------------------------------
                                    Brent R. Donaldson
                                    President
                                    Liquidity Fund Asset Management, Inc.


                             Date:  May 19, 1998



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